Exhibit 99.4

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED FINANCIAL

STATEMENTS UNDER IFRS

AS AT AND FOR THREE MONTHS ENDED JUNE 30, 2018

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(Rupees in millions, except share and per share data, unless otherwise stated)

		As of March 31,	As of June 30,
	Notes	2018	2018	2018
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
ASSETS
Goodwill	5	117,584	121,610	1,776
Intangible assets	5	18,113	17,868	261
Property, plant and equipment	4	64,443	65,357	955
Derivative assets	13, 14	41	29	—
Investments	7	7,668	6,448	94
Investment in equity accounted investee	7	1,206	1,212	18
Trade receivables		4,446	4,179	61
Deferred tax assets		6,908	6,724	98
Non-current tax assets		18,349	19,269	281
Other non-current assets	10	15,726	16,547	242

Total non-current assets		254,484	259,243	3,786

Inventories	8	3,370	3,803	56
Trade receivables		100,990	97,608	1,426
Other current assets	10	30,596	26,415	386
Unbilled receivables		42,486	26,691	390
Contract assets		—	18,209	266
Investments	7	249,094	250,729	3,662
Current tax assets		6,262	6,787	99
Derivative assets	13, 14	1,232	3,065	45
Cash and cash equivalents	9	44,925	70,685	1,033

		478,955	503,992	7,363
Assets held for sale		27,201	—	—

Total current assets		506,156	503,992	7,363

TOTAL ASSETS		760,640	763,235	11,149

EQUITY
Share capital		9,048	9,048	132
Share premium		800	861	13
Retained earnings		453,265	472,454	6,901
Share based payment reserve		1,772	1,958	29
Other components of equity		18,051	15,332	224

Equity attributable to the equity holders of the Company		482,936	499,653	7,299
Non-controlling interest		2,410	2,172	32

TOTAL EQUITY		485,346	501,825	7,331

LIABILITIES
Long - term loans and borrowings	11	45,268	47,060	687
Derivative liabilities	13, 14	7	—	—
Deferred tax liabilities		3,059	2,407	35
Non-current tax liabilities		9,220	8,925	130
Other non-current liabilities	12	4,230	4,079	60
Provisions	12	3	2	—

Total non-current liabilities		61,787	62,473	912

Loans, borrowings and bank overdrafts	11	92,991	70,668	1,032
Trade payables and accrued expenses		68,129	75,530	1,103
Unearned revenues		17,139	18,801	276
Current tax liabilities		9,417	13,304	194
Derivative liabilities	13, 14	2,210	3,287	48
Other current liabilities	12	16,613	16,575	242
Provisions	12	796	772	11

		207,295	198,937	2,906
Liabilities directly associated with assets held for sale		6,212	—	—

Total current liabilities		213,507	198,937	2,906

TOTAL LIABILITIES		275,294	261,410	3,818

TOTAL EQUITY AND LIABILITIES		760,640	763,235	11,149

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No: 117366W/W-100018	Azim H Premji Executive Chairman & Managing Director	N Vaghul Director	Abidali Neemuchwala Chief Executive Officer & Executive Director

Vikas Bagaria Partner Membership No. 60408 Bangalore July 20, 2018	Jatin Pravinchandra Dalal Chief Financial Officer	M Sanaulla Khan Company Secretary

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

		Three months ended June 30,
	Notes	2017	2018	2018
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Gross revenues	17	136,261	139,777	2,042
Cost of revenues	18	(97,111)	(100,350)	(1,466)
Gross profit		39,150	39,427	576

Selling and marketing expenses	18	(10,146)	(10,813)	(158)
General and administrative expenses	18	(7,264)	(8,608)	(126)
Foreign exchange gains/(losses), net	20	353	771	11
Other Operating Income	27	—	2,529	37

Results from operating activities		22,093	23,306	340

Finance expenses	19	(1,601)	(1,649)	(24)
Finance and other income	20	6,327	5,197	76
Share of profits/(loss) of equity accounted investee	7	(1)	(53)	(1)
Profit before tax		26,818	26,801	391
Income tax expense	16	(5,994)	(5,865)	(86)

Profit for the period		20,824	20,936	305

Attributable to:
Equity holders of the Company		20,765	21,206	310
Non-controlling interest		59	(270)	(5)

Profit for the period		20,824	20,936	305

Earnings per equity share:	21
Attributable to equity share holders of the Company
Basic		4.29	4.71	0.07
Diluted		4.28	4.70	0.07

Weighted average number of equity shares used in computing earnings per equity share
Basic		4,845,115,238	4,503,615,899	4,503,615,899
Diluted		4,851,070,943	4,511,794,217	4,511,794,217

The accompanying notes form an integral part of these condensed consolidated interim financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP Chartered Accountants Firm’s Registration No: 117366W/W-100018	Azim H Premji Executive Chairman & Managing Director	N Vaghul Director	Abidali Neemuchwala Chief Executive Officer & Executive Director

Vikas Bagaria Partner Membership No. 60408 Bangalore July 20, 2017	Jatin Pravinchandra Dalal Chief Financial Officer	M Sanaulla Khan Company Secretary

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(Rupees in millions, except share and per share data, unless otherwise stated)

		Three months ended June 30,
	Notes	2017	2018	2018
				Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)
Profit for the period		20,824	20,936	305
Items that will not be reclassified to profit or loss
Defined benefit plan actuarial gains/(losses)		318	334	5
Net change in fair value of financial instruments through OCI		23	140	2

		341	474	7

Items that may be reclassified subsequently to profit or loss
Foreign currency translation differences	15	699	2,820	41
Reclassification of foreign currency translation differences to profit and loss on sale of hosted data center services business	15	—	(4,131)	(60)
Net change in time value of option contracts designated as cash flow hedges	13,16	7	(123)	(2)
Net change in intrinsic value of option contracts designated as cash flow hedges	13,16	32	(193)	(3)
Net change in fair value of forward contracts designated as cash flow hedges	13,16	(2,122)	(642)	(9)
Net change in fair value of financial instruments through OCI	7,16	393	(840)	(12)

		(991)	(3,109)	(45)

Total other comprehensive income/(loss), net of taxes		(650)	(2,635)	(38)

Total comprehensive income for the period		20,174	18,301	267

Attributable to:
Equity holders of the Company		20,126	18,487	270
Non-controlling interest		48	(186)	(3)

		20,174	18,301	267

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 60408
Bangalore
July 20, 2018

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

(Rupees in millions, except share and per share data, unless otherwise stated)

						Other components of equity			Equity
Particulars	No. of Shares*	Share capital, fully paid- up	Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2017	2,430,900,565	4,861	469	490,930	3,555	13,107	5,906	1,476	520,304	2,391	522,695

Total comprehensive income for the period
Profit for the period	—	—	—	20,765	—	—	—	—	20,765	59	20,824
Other comprehensive income	—	—		—	—	710	(2,083)	734	(639)	(11)	(650)

Total comprehensive income for the period	—	—	—	20,765	—	710	(2,083)	734	20,126	48	20,174

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	2,173,762	5	1,574	—	(1,560)	—	—	—	19	—	19
Bonus issue of equity shares	2,433,074,327	4,866	—	(4,866)	—	—	—	—	—	—	—
Issue of shares by controlled trust on exercise of options	—	—	—	108	(108)	—	—	—	—	—	—
Compensation cost related to employee share based payment	—	—	—	3	264	—	—	—	267	—	267

	2,435,248,089	4,871	1,574	(4,755)	(1,404)	—	—	—	286	—	286

As at June 30, 2017	4,866,148,654	9,732	2,043	506,940	2,151	13,817	3,823	2,210	540,716	2,439	543,155

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGE IN EQUITY

(₹ in millions, except share and per share data, unless otherwise stated)

							Other components of equity			Equity
Particulars	No. of Shares*	Share capital		Share premium	Retained earnings	Share based payment reserve	Foreign currency translation reserve	Cash flow hedging reserve	Other reserves	attributable to the equity holders of the Company	Non- controlling interest	Total equity
As at April 1, 2018	4,523,784,491	9,048		800	453,265	1,772	16,618	(114)	1,547	482,936	2,410	485,346
Adjustment on adoption of IFRS 15	—	—		—	(2,213)	—	—	—	—	(2,213)	—	(2,213)

Adjusted balances as at April 1, 2018	4,523,784,491	9,048		800	451,052	1,772	16,618	(114)	1,547	480,723	2,410	483,133
Total comprehensive income for the period
Profit for the period	—	—		—	21,206	—	—	—	—	21,206	(270)	20,936
Other comprehensive income	—	—		—	—	—	(1,395)	(958)	(366)	(2,719)	84	(2,635)

Total comprehensive income for the period	—	—		—	21,206	—	(1,395)	(958)	(366)	18,487	(186)	18,301

Transaction with owners of the Company, recognized directly in equity
Contributions by and distributions to owners of the Company
Issue of equity shares on exercise of options	210,956		^	61	—	(61)	—	—	—	—	—	—
Loss of control in subsidiary	—	—		—	—	—	—	—	—	—	(52)	(52)
Issue of shares by controlled trust on exercise of options	—	—		—	196	(196)	—	—	—	—	—	—
Compensation cost related to employee share based payment transactions	—	—		—	—	443	—	—	—	443	—	443

	210,956	—		61	196	186	—	—	—	443	(52)	391

As at June 30, 2018	4,523,995,447	9,048		861	472,454	1,958	15,223	(1,072)	1,181	499,653	2,172	501,825

Convenience translation into US dollar in millions (unaudited) Refer Note 2(iii)		132		13	6,901	29	222	(16)	18	7,299	32	7,331

*	Includes 27,257,230 and 22,239,823 treasury shares held as at June 30, 2017 and 2018, respectively by a controlled trust.

857,393 shares have been transferred by the controlled trust to eligible employees on exercise of options during the period ended June 30, 2018.

^	Value is less than ₹1

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 60408
Bangalore
July 20, 2018

WIPRO LIMITED AND SUBSIDIARIES

INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS

(Rupees in millions, except share and per share data, unless otherwise stated)

	Three months ended June 30,
	2017	2018	2018
			Convenience Translation into USS in millions (Unaudited) Refer note 2 (iii)
Cash flows from operating activities:
Profit for the period	20,824	20,936	305
Adjustments to reconcile profit for the year to net cash generated from
Gain on sale of property, plant and equipment and intangible assets, net	(88)	(41)	(1)
Depreciation and amortization	4,943	4,337	63
Unrealized exchange loss, net	2,731	67	1
Gain on sale of investments, net	(803)	(1,605)	(23)
Share based compensation expense	254	443	6
Share of loss of equity accounted investee	—	53	1
Income tax expense	5,994	5,865	86
Dividend and interest income, net	(4,701)	(2,383)	(35)
Gain from sale of hosted data centre services business and loss of control in subsidiary	—	(2,529)	(37)
Changes in operating assets and liabilities; net of effects from acquisitions
Trade receivables	(2,797)	4,441	65
Unbilled receivables and contract assets	(1,306)	(2,203)	(32)
Inventories	481	(433)	(6)
Other assets	(206)	(810)	(12)
Trade payables, accused expenses, other liabilities and provisions	8,182	4,935	72
Unearned revenues	(242)	1,481	22

Cash generated from operating activities before taxes	33,266	32,554	476

Income taxes paid, net	(3,709)	(3,744)	(55)

Net cash generated from operating activities	29,557	28,810	421

Cash flows from investing activities:
Purchase of property, plant and equipment	(4,207)	(4,624)	(68)
Proceeds from sale of property, plant and equipment	664	876	13
Purchase of investments	(258,862)	(231,186)	(3,376)
Proceeds from sale of investments	232,214	224,965	3,286
Proceeds from sale of hosted data centre business and loss of control in subsidiary, net of related expense and cash	—	25,834	377
Payment for business acquisitions including deposit in escrow, net of cash acquired	(3,273)	—	—
Interest received	4,197	7,905	115
Dividend received	171	91	1

Net cash (used in)/ generated from investing activities	(29,096)	23,861	348

Cash flows from financing activities:
Proceeds from issuance of equity shares	18	^	^
Repayment of loans and borrowings	(46,550)	(47,617)	(696)
Proceeds from loans and borrowings	49,092	25,183	368
Payment for deferred/contingent consideration in respect of business combinations	(66)	—	—
Interest paid on loans and borrowings	(754)	(1,316)	(19)

Net cash generated from/ (used in) financing activities	1,740	(23,750)	(347)

Net increase in cash and cash equivalents during the period	2,201	28,921	421
Effect of exchange rate changes on cash and cash equivalents	41	371	5
Cash and cash equivalents at the beginning of the period	50,718	40,926	398

Cash and cash equivalents at the end of the period (Note 9)	52,960	70,218	1,026

^ Value is less than ₹1 millions

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 60408
Bangalore
July 20, 2018

WIPRO LIMITED AND SUBSIDIARIES

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

(₹ in millions, except share and per share data, unless otherwise stated)

1. The Company overview

Wipro Limited (“Wipro” or the “Parent Company”), together with its subsidiaries and controlled trusts (collectively, “the Company” or the “Group”) is a global information technology (IT), consulting and business process services (BPS) company.

Wipro is a public limited company incorporated and domiciled in India. The address of its registered office is Wipro Limited, Doddakannelli, Sarjapur Road, Bangalore – 560 035, Karnataka, India. Wipro has its primary listing with BSE Ltd. (Bombay Stock Exchange) and National Stock Exchange of India Ltd. The Company’s American Depository Shares representing equity shares are also listed on the New York Stock Exchange.

These interim condensed consolidated financial statements were authorized for issue by the Company’s Board of Directors on July 20, 2018.

2. Basis of preparation of interim condensed consolidated financial statements

(i) Statement of compliance and basis of preparation

These interim condensed consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (IAS) 34, “Interim Financial Reporting” and its interpretations (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). Selected explanatory notes are included to explain events and transactions that are significant to understand the changes in financial position and performance of the Company since the last annual consolidated financial statements as at and for the year ended March 31, 2018. These interim condensed consolidated financial statements do not include all the information required for full annual financial statements prepared in accordance with IFRS.

The interim condensed consolidated financial statements correspond to the classification provisions contained in IAS 1 (revised), “Presentation of Financial Statements”. For clarity, various items are aggregated in the statements of income and statements of financial position. These items are disaggregated separately in the notes, where applicable. The accounting policies have been consistently applied to all periods presented in these interim condensed consolidated financial statements except for the adoption of new accounting standards, amendments and interpretations effective as of April 1, 2018, as disclosed in note 3 below.

All amounts included in the interim condensed consolidated financial statements are reported in millions of Indian rupees (₹         in millions) except share and per share data, unless otherwise stated. Due to rounding off, the numbers presented throughout the document may not add up precisely to the totals and percentages may not precisely reflect the absolute figures.

(ii) Basis of measurement

The interim condensed consolidated financial statements have been prepared on a historical cost convention and on an accrual basis, except for the following material items which have been measured at fair value as required by relevant IFRS:

a.	Derivative financial instruments;

b.	Financial instruments classified as fair value through other comprehensive income or fair value through profit or loss;

c.	The defined benefit asset/ (liability) is recognized as the present value of defined benefit obligation less fair value of plan assets; and

d.	Contingent consideration.

(iii) Convenience translation (unaudited)

The accompanying interim condensed consolidated financial statements have been prepared and reported in Indian rupees, the functional currency of the Parent Company. Solely for the convenience of the readers, the interim condensed consolidated financial statements as at and for the three months ended June 30, 2018, have been translated into United States dollars at the certified foreign exchange rate of US$1 = ₹68.46 as published by Federal Reserve Board of Governors on June 30, 2018. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate. Due to rounding off, the translated numbers presented throughout the document may not add up precisely to the totals.

(iv) Use of estimates and judgment

The preparation of the interim condensed consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from those estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected. In particular, information about significant areas of estimation, uncertainty and critical judgments in applying accounting policies that have the most significant effect on the amounts recognized in the interim condensed consolidated financial statements are included in the following notes:

a)	Revenue recognition: The Company applies judgement to determine whether each product or services promised to a customer are capable of being distinct, and are distinct in the context of the contract, if not, the promised product or services are combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation deliverables based on their relative stand-alone selling price. In cases where the Company is unable to determine the stand-alone selling price the company uses expected cost plus margin approach in estimating the stand-alone selling price. The Company uses the percentage of completion method using the input (cost expended) method to measure progress towards completion in respect of fixed price contracts. Percentage of completion method accounting relies on estimates of total expected contract revenue and costs. This method is followed when reasonably dependable estimates of the revenues and costs applicable to various elements of the contract can be made. Key factors that are reviewed in estimating the future costs to complete include estimates of future labor costs and productivity efficiencies. Because the financial reporting of these contracts depends on estimates that are assessed continually during the term of these contracts, recognized revenue and profit are subject to revisions as the contract progresses to completion. When estimates indicate that a loss will be incurred, the loss is provided for in the period in which the loss becomes probable. Volume discounts are recorded as a reduction of revenue. When the amount of discount varies with the levels of revenue, volume discount is recorded based on estimate of future revenue from the customer

b)	Impairment testing: Goodwill and intangible assets with infinite useful life recognized on business combination are tested for impairment at least annually and when events occur or changes in circumstances indicate that the recoverable amount of the asset or the cash generating unit to which these pertain is less than the carrying value. The recoverable amount of the asset or the cash generating units is higher of value-in-use and fair value less cost of disposal. The calculation of value in use of a cash generating unit involves use of significant estimates and assumptions which includes turnover, growth rates and net margins used to calculate projected future cash flows, risk-adjusted discount rate, future economic and market conditions.

c)	Income taxes: The major tax jurisdictions for the Company are India and the United States of America. Significant judgments are involved in determining the provision for income taxes including judgment on whether tax positions are probable of being sustained in tax assessments. A tax assessment can involve complex issues, which can only be resolved over extended time periods.

d)	Deferred taxes: Deferred tax is recorded on temporary differences between the tax bases of assets and liabilities and their carrying amounts, at the rates that have been enacted or substantively enacted at the reporting date. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable profits during the periods in which those temporary differences and tax loss carry-forwards become deductible. The Company considers the expected reversal of deferred tax liabilities and projected future taxable income in making this assessment. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income during the carry-forward period are reduced.

e)	Business combination: In accounting for business combinations, judgment is required in identifying whether an identifiable intangible asset is to be recorded separately from goodwill. Additionally, estimating the acquisition date fair value of the identifiable assets (including useful life estimates) and liabilities acquired, and contingent consideration assumed involves management judgment. These measurements are based on information available at the acquisition date and are based on expectations and assumptions that have been deemed reasonable by management. Changes in these judgments, estimates, and assumptions can materially affect the results of operations.

f)	Defined benefit plans and compensated absences: The cost of the defined benefit plans, compensated absences and the present value of the defined benefit obligations are based on actuarial valuation using the projected unit credit method. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate, future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

g)	Expected credit losses on financial assets: The impairment provisions of financial assets are based on assumptions about risk of default and expected timing of collection. The Company uses judgment in making these assumptions and selecting the inputs to the impairment calculation, based on the Company’s history of collections, customer’s credit-worthiness, existing market conditions as well as forward looking estimates at the end of each reporting period.

h)	Measurement of fair value of non-marketable equity investments: These instruments are initially recorded at cost and subsequently measured at fair value. Fair value of investments is determined using the market and income approaches. The market approach includes the use of financial metrics and ratios of comparable companies, such as revenue, earnings, comparable performance multiples, recent financial rounds and the level of marketability of the investments. The selection of comparable companies requires management judgment and is based on a number of factors, including comparable company sizes, growth rates, and development stages. The income approach includes the use of discounted cash flow model, which requires significant estimates regarding the investees’ revenue, costs, and discount rates based on the risk profile of comparable companies. Estimates of revenue and costs are developed using available historical and forecast data.

i)	Useful lives of property, plant and equipment: The Company depreciates property, plant and equipment on a straight-line basis over estimated useful lives of the assets. The charge in respect of periodic depreciation is derived based on an estimate of an asset’s expected useful life and the expected residual value at the end of its life. The lives are based on historical experience with similar assets as well as anticipation of future events, which may impact their life, such as changes in technology. The estimated useful life is reviewed at least annually.

j)	Other estimates: The share based compensation expense is determined based on the Company’s estimate of equity instruments that will eventually vest. Fair valuation of derivative hedging instruments designated as cash flow hedges involves significant estimates relating to the occurrence of forecast transaction.

3. Significant accounting policies

Please refer to the Company’s Annual report for the year ended March 31, 2018, for a discussion of the Company’s other critical accounting policies.

On April 1, 2018, we adopted IFRS 15, “Revenue from Contracts with Customers”. Accordingly, the policy for Revenue as presented in the Company’s Annual Report is amended as under:

Revenue

The Company derives revenue primarily from software development, maintenance of software/hardware and related services, business process services, sale of IT and other products.

Revenue is recognized upon transfer of control of promised products or services to customers in an amount that reflects the consideration the Company expects to receive in exchange for those products or services. To recognize revenues, we apply the following five step approach: (1) identify the contract with a customer, (2) identify the performance obligations in the contract, (3) determine the transaction price, (4) allocate the transaction price to the performance obligations in the contract, and (5) recognize revenues when a performance obligation is satisfied.

At contract inception, the Company assesses its promise to transfer products or services to a customer to identify separate performance obligations. The Company applies judgement to determine whether each product or services promised to a customer are capable of being distinct, and are distinct in the context of the contract, if not, the promised product or services are combined and accounted as a single performance obligation. The Company allocates the arrangement consideration to separately identifiable performance obligation based on their relative stand-alone selling price or residual method. Stand-alone selling prices are determined based on sale prices for the components when it is regularly sold separately, in cases where the Company is unable to determine the stand-alone selling price the Company uses third-party prices for similar deliverables or the company uses expected cost plus margin approach in estimating the stand-alone selling price.

For performance obligations where control is transferred over time, revenues are recognized by measuring progress towards completion of the performance obligation. The selection of the method to measure progress towards completion requires judgment and is based on the nature of the promised products or services to be provided.

The method for recognizing revenues and costs depends on the nature of the services rendered:

A. Time and materials contracts

Revenues and costs relating to time and materials, transaction-based or volume-based contracts are recognized as the related services are rendered.

B. Fixed-price development contracts

Revenues from fixed-price contracts, including software development, and integration contracts, where the performance obligations are satisfied over time, are recognized using the “percentage-of-completion” method. Percentage of completion is determined based on project costs incurred to date as a percentage of total estimated project costs required to complete the project. The cost expended (or input) method has been used to measure progress towards completion as there is a direct relationship between input and productivity. If the Company is not able to reasonably measure the progress of completion, revenue is recognized only to the extent of costs incurred for which recoverability is probable. When total cost estimates exceed revenues in an arrangement, the estimated losses are recognized in the consolidated statement of income in the period in which such losses become probable based on the current contract estimates as an onerous contract provision.

A contract asset is a right to consideration that is conditional upon factors other than the passage of time. Contract assets primarily relate to unbilled amounts on fixed-price development contracts and are classified as non-financial asset as the contractual right to consideration is dependent on completion of contractual milestones.

A contract liability is an entity’s obligation to transfer goods or services to a customer for which the entity has received consideration (or the amount is due) from the customer.

Unbilled revenue on other than fixed price development contracts are classified as a financial asset where the right to consideration is unconditional upon passage of time

C. Maintenance contracts

Revenues related to fixed-price maintenance, testing and business process services are recognized based on our right to invoice for services performed for contracts in which the invoicing is representative of the value being delivered. If our invoicing is not consistent with value delivered, revenues are recognized as the service is performed using the percentage of completion method. When services are performed through an indefinite number of repetitive acts over a specified period, revenue is recognized on a straight-line basis over the specified period unless some other method better represents the stage of completion.

In certain projects, a fixed quantum of service or output units is agreed at a fixed price for a fixed term. In such contracts, revenue is recognized with respect to the actual output achieved till date as a percentage of total contractual output. Any residual service unutilized by the customer is recognized as revenue on completion of the term.

D. Products

Revenue on product sales are recognized when the customer obtains control of the specified asset.

E. Others

•	Any change in scope or price is considered as a contract modification. The Company accounts for modifications to existing contracts by assessing whether the services added are distinct and whether the pricing is at the standalone selling price. Services added that are not distinct are accounted for on a cumulative catch up basis, while those that are distinct are accounted for prospectively, either as a separate contract if the additional services are priced at the standalone selling price, or as a termination of the existing contract and creation of a new contract if not priced at the standalone selling price.

•	The Company accounts for variable considerations like, volume discounts, rebates and pricing incentives to customers as reduction of revenue on a systematic and rational basis over the period of the contract. The Company estimates an amount of such variable consideration using expected value method or the single most likely amount in a range of possible consideration depending on which method better predicts the amount of consideration to which we may be entitled.

•	Revenues are shown net of allowances/ returns sales tax, value added tax, goods and services tax and applicable discounts and allowances. Revenue includes excise duty.

•	The Company accrues the estimated cost of warranties at the time when the revenue is recognized. The accruals are based on the Company’s historical experience of material usage and service delivery costs.

•	Incremental costs that relate directly to a contract and incurred in securing a contract with a customer are recognized as an asset and amortized over the contract term.

•	The Company recognizes contract fulfilment cost as an asset if those costs specifically relate to a contract or to an anticipated contract, the costs generate or enhance resources that will be used in satisfying performance obligations in future; and the costs are expected to be recovered. The asset so recognized is amortized on a systematic basis consistent with the transfer of goods or services to customer to which the asset relates.

•	The Company assesses the timing of the transfer of goods or services to the customer as compared to the timing of payments to determine whether a significant financing component exists. As a practical expedient, the Company does not assess the existence of a significant financing component when the difference between payment and transfer of deliverables is a year or less. If the difference in timing arises for reasons other than the provision of finance to either the customer or us, no financing component is deemed to exist.

•	The Company may enter into arrangements with third party suppliers to resell products or services. In such cases, we evaluate whether we are the principal (i.e. report revenues on a gross basis) or agent (i.e. report revenues on a net basis). In doing so, we first evaluate whether we control the good or service before it is transferred to the customer. If we control the good or service before it is transferred to the customer, we are the principal; if not, we are the agent.

New Accounting standards adopted by the Company:

The accounting policies adopted in the preparation of the interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s annual consolidated financial statements for the year ended March 31, 2018, except for the adoption of amendments and interpretations effective as of April 1, 2018.

IFRS 15 – Revenue from Contracts with Customers.

On April 1, 2018, we adopted IFRS 15, “Revenue from Contracts with Customers” using the cumulative catch-up transition method applied to contracts that were not completed as of April 1, 2018. In accordance with the cumulative catch-up transition method, the comparatives have not been retrospectively adjusted.

The adoption of the new standard has resulted in a reduction of ₹2,213 in opening retained earnings, primarily relating to certain contract costs because these do not meet the criteria for recognition as costs to fulfil a contract.

On account of adoption of IFRS 15, unbilled revenues pertaining to fixed price development contracts of ₹18,209 as at June 30, 2018 has been considered as non-financial Contract assets, which are billable on completion milestones specified in the contracts.

Unbilled revenues ₹26,691, which are billable based on passage of time been classified as unbilled receivables.

The adoption of IFRS 15, did not have any material impact on the consolidated statement of income for three months ended June 30, 2018.

Disclosure on disaggregation of revenues and remaining performance obligations will be included in the annual financial statement for the year ending March 31, 2019.

IFRIC 22- Foreign currency transactions and Advance consideration

The Company has applied IFRIC 22 prospectively effective April 1, 2018. The effect on adoption of IFRIC 22 on the consolidated financial statements is insignificant.

New accounting standards not yet adopted:

Certain new standards, amendments to standards and interpretations are not yet effective for annual periods beginning after April 1, 2018, and have not been applied in preparing these interim condensed consolidated financial statements. New standards, amendments to standards and interpretations that could have potential impact on the consolidated financial statements of the Company are:

IFRS 16 – Leases

On January 13, 2016, the International Accounting Standards Board issued IFRS 16, Leases. IFRS 16 will replace the existing leases Standard, IAS 17 Leases, and related interpretations. The standard sets out the principles for the recognition, measurement, presentation and disclosure of leases. IFRS 16 introduces a single lessee accounting model and requires a lessee to recognized assets and liabilities for all leases with a term of more than 12 months, unless the underlying asset is of low value. The Standard also contains enhanced disclosure requirements for lessees. The effective date for adoption of IFRS 16 is annual periods beginning on or after January 1, 2019, though early adoption is permitted for companies applying IFRS 15 Revenue from Contracts with Customers. The Company does not plan to early adopt IFRS 16 and is currently assessing the impact of adopting IFRS 16 on the Company’s consolidated financial statements.

IFRIC 23 – Uncertainty over Income Tax treatments

On June 7, 2017, the International Accounting Standards Board issued IFRIC 23 which clarifies the accounting for uncertainties in income taxes. The interpretation is to be applied to the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates, when there is uncertainty over income tax treatments under IAS 12. It outlines the following: (1) the entity has to use judgement, to determine whether each tax treatment should be considered separately or whether some can be considered together. The decision should be based on the approach which provides better predictions of the resolution of the uncertainty (2) entity has to consider the probability of the relevant taxation authority accepting the tax treatment and the determination of taxable profit (tax loss), tax bases, unused tax losses, unused tax credits and tax rates would depend upon the probability. The effective date for adoption of IFRIC 23 for annual periods beginning on or after January 1, 2019, though early adoption is permitted. The Company does not plan to early adopt IFRIC 23 and is currently assessing the impact of adopting IFRIC 23 on the Company’s consolidated financial statements.

Amendment to IAS 19 - Plan Amendment, Curtailment or Settlement

On 7 February 2018, the International Accounting Standard Board has issued amendments to IAS 19, ‘Employee Benefits’, in connection with accounting for plan amendments, curtailments and settlements requiring an entity to determine the current service costs and the net interest for the period after the remeasurement using the assumptions used for the remeasurement; and determine the net interest for the remaining period based on the remeasured net defined benefit liability or asset. These amendments are effective for annual reporting periods beginning on or after 1 January 2019, with early application permitted. The Company does not plan to early adopt and is currently assessing the impact of adopting amendment to IAS 19 on the Company’s consolidated financial statements.

Amendment to IAS 12 – Income Taxes

In December 2017, the International Accounting Standard Board had issued amendments to IAS 12 – Income Taxes. The amendments clarify that an entity shall recognize the income tax consequences of dividends on financial instruments classified as equity should be recognized according to where the entity originally recognized those past transactions or events that generated distributable profits were recognized. The effective date of these amendments is annual periods beginning on or after January 1, 2019, though earlier adoption is permitted. The Company does not plan to early adopt this amendment and is currently assessing the impact of these amendment on the consolidated financial statements.

4. Property, plant and equipment

	Land		Buildings		Plant and machinery *		Furniture fixtures and equipment		Vehicles		Total
Gross carrying value:
As at April 1, 2017	₹	3,814	₹	27,581	₹	108,967	₹	15,748	₹	432	₹	156,542
Translation adjustment		10		74		117		43		—		244
Additions/ adjustments		—		174		1,964		374		11		2,523
Acquisition through business combinations		—		—		4		3		1		8
Disposals/ adjustments		—		(27)		(2,308)		(301)		(14)		(2,650)

As at June 30, 2017	₹	3,824	₹	27,802	₹	108,744	₹	15,867	₹	430	₹	156,667
Accumulated depreciation/ impairment:
As at April 1, 2017		—	₹	6,361	₹	77,005	₹	11,968	₹	365	₹	95,699
Translation adjustment		—		7		53		20		—		80
Depreciation		—		256		3,556		311		7		4,130
Disposals/ adjustments		—		(6)		(1,775)		(280)		(13)		(2,074)

As at June 30, 2017	₹	—	₹	6,618	₹	78,839	₹	12,019	₹	359	₹	97,835
Capital work-in-progress											₹	12,191

Net carrying value including Capital work-in-progress as at June 30, 2017											₹	71,023

Gross carrying value:
As at April 1, 2017	₹	3,814	₹	27,581	₹	108,967	₹	15,748	₹	432	₹	156,542
Translation adjustment		28		265		904		188		2		1,387
Additions/ adjustments		2		1,197		11,767		1,776		1,003		15,745
Acquisition through business combinations		—		13		4		11		1		29
Disposals/ adjustments		—		(190)		(7,302)		(872)		(294)		(8,658)
Assets reclassified as held for sale		(207)		(3,721)		(27,118)		(1,079)		(5)		(32,130)

As at March 31, 2018	₹	3,637	₹	25,145	₹	87,222	₹	15,772	₹	1,139	₹	132,915
Accumulated depreciation/ impairment:
As at April 1, 2017		—		6,361		77,005		11,968		365	₹	95,699
Translation adjustment		—		49		509		104		—		662
Depreciation		—		1,023		14,078		1,381		387		16,869
Disposals/ adjustments		—		(70)		(6,640)		(758)		(242)		(7,710)
Assets reclassified as held for sale		—		(1,539)		(19,627)		(712)		(4)		(21,882)

As at March 31, 2018	₹	—	₹	5,824	₹	65,325	₹	11,983	₹	506	₹	83,638
Capital work-in-progress											₹	15,680
Assets reclassified as held for sale												(514)

Net carrying value including Capital work-in-progress as at March 31, 2018											₹	64,443

Gross carrying value:
As at April 1, 2018	₹	3,637	₹	25,145	₹	87,222	₹	15,772	₹	1,139	₹	132,915
Translation adjustment		(2)		(17)		550		15		(7)		539
Additions/ adjustments		—		190		2,561		546		1		3,298
Disposals/ adjustments		—		(188)		(1,094)		(470)		(30)		(1,782)

As at June 30, 2018	₹	3,635	₹	25,130	₹	89,239	₹	15,863	₹	1,103	₹	134,970
Accumulated depreciation/ impairment:
As at April 1, 2018		—	₹	5,824	₹	65,325	₹	11,983	₹	506	₹	83,638
Translation adjustment		—		3		343		8		(4)		350
Depreciation		—		244		2,786		316		88		3,434
Disposals/ adjustments		—		(79)		(629)		(337)		(13)		(1,058)

As at June 30, 2018	₹	—	₹	5,992	₹	67,825	₹	11,970	₹	577	₹	86,364
Capital work-in-progress											₹	16,751

Net carrying value including Capital work-in-progress as at June 30, 2018											₹	65,357

*	Includes computer equipment and software.

5. Goodwill and intangible assets

The movement in goodwill balance is given below:

	Year ended March 31, 2018		Year ended June 30, 2018
Balance at the beginning of the year	₹	125,796	₹	117,584
Translation adjustment		2,970		4,026
Acquisition through business combination		1,172		—
Assets reclassified as held for sale		(12,354)		—

Balance at the end of the period	₹	117,584		121,610

The movement in intangible assets is given below:

	Intangible assets
	Customer related		Marketing related		Total
Gross carrying value:
As at April 1, 2017	₹	20,528	₹	6,279	₹	26,807
Translation adjustment		165		8		173
Acquisition through business combinations		175		42		217

As at June 30, 2017	₹	20,868	₹	6,329	₹	27,197
Accumulated amortization/ impairment:
As at April 1, 2017	₹	9,264	₹	1,621	₹	10,885
Translation adjustment		(7)		21		14
Amortization and impairment		510		270		780

As at June 30, 2017	₹	9,767	₹	1,912	₹	11,679

Net carrying value as at June 30, 2017	₹	11,101	₹	4,417	₹	15,518

Gross carrying value:
As at April 1, 2017	₹	20,528	₹	6,279	₹	26,807
Translation adjustment		493		103		596
Acquisition through business combinations		5,565		169		5,734

As at March 31, 2018	₹	26,586	₹	6,551	₹	33,137
Accumulated amortization/ impairment:
As at April 1, 2017	₹	9,264	₹	1,621	₹	10,885
Translation adjustment		14		11		25
Amortization and impairment		2,985		1,129		4,114

As at March 31, 2018	₹	12,263	₹	2,761	₹	15,024

Net carrying value as at March 31, 2018	₹	14,323	₹	3,790	₹	18,113

Gross carrying value:
As at April 1, 2018	₹	26,586	₹	6,551	₹	33,137
Translation adjustment		500		227		727
Acquisition through business combinations		—		—		—

As at June 30, 2018	₹	27,086	₹	6,778	₹	33,864
Accumulated amortization/ impairment:
As at April 1, 2018	₹	12,263	₹	2,761	₹	15,024
Translation adjustment		45		71		116
Amortization and impairment		573		283		856

As at June 30, 2018	₹	12,881	₹	3,115	₹	15,996

Net carrying value as at June 30, 2018	₹	14,205	₹	3,663	₹	17,868

Amortization and impairment expense on intangible assets is included in selling and marketing expenses in the interim condensed consolidated statement of income.

6. Business combination

Summary of material acquisitions during the year ended March 31, 2018 is given below:

During the year, the Company has completed four business combinations (which both individually and in aggregate are not material) for a total consideration of ₹6,924 millions. These transactions include (a) an acquisition of IT service provider which is focused on Brazilian markets, (b) an acquisition of a design and business strategy consultancy firm based in United States, and (c) acquisition of intangible assets, assembled workforce and a multi-year service agreement which qualify as business combinations.

During the year ended March 31, 2018, the Company concluded the fair value adjustments of the assets acquired and liabilities assumed on acquisition.

The following table presents the allocation of purchase price:

Description	Purchase price allocated
Net assets	₹	5
Customer related intangibles		5,565
Other intangible assets		169

Total	₹	5,739
Goodwill		1,185

Total purchase price	₹	6,924

The goodwill of ₹1,185 comprises value of acquired workforce and expected synergies arising from the acquisition. The goodwill was allocated among the reportable operating segments and is partially deductible for U.S. federal income tax purpose.

Net assets acquired include ₹58 of cash and cash equivalents and trade receivables valued at ₹215.

7. Investments

Investments consist of the followings:

	As at
	March 31, 2018		June 30, 2018
Financial instruments at FVTPL
Investments in liquid and short-term mutual funds	₹	46,438	₹	47,775
Financial instruments at FVTOCI
Equity instruments		5,685		7,992
Commercial paper, Certificate of deposits and bonds		176,234		182,251
Financial instruments at amortized cost
Inter corporate and term deposits *		28,405		19,159

	₹	256,762	₹	257,177

Non-current		7,668		6,448
Current		249,094		250,729

*	These deposits earn a fixed rate of interest.
*	Term deposits include deposits in lien with banks amounting to ₹459 (March 31, 2018: ₹453).

Investment in equity accounted investee

The Company has no material associates as at June 30, 2018.

8. Inventories

Inventories consist of the following:

	As at
	March 31, 2018		June 30, 2018
Stores and spare parts	₹	769	₹	729
Finished goods and traded goods		2,601		3,074

	₹	3,370	₹	3,803

9. Cash and cash equivalents

Cash and cash equivalents as at March 31, 2018 and June 30, 2018 consists of cash and balance on deposit with banks. Cash and cash equivalents consists of the followings:

	As at
	March 31, 2018		June 30, 2018
Cash and bank balances	₹	23,300	₹	49,505
Demand deposits with banks *		21,625		21,180

	₹	44,925	₹	70,685

*	These deposits can be withdrawn by the Company at any time without prior notice and without any penalty on the principal.

Cash and cash equivalents consists of the following for the cash flow statement:

	Three months ended June 30,
	2017		2018
Cash and cash equivalents	₹	54,317	₹	70,685
Bank overdrafts		(1,357)		(467)

	₹	52,960	₹	70,218

10. Other assets

	As at
	March 31, 2018		June 30, 2018
Non-current
Financial asset
Security deposits	₹	1,197	₹	1,210
Other deposits		250		251
Finance lease receivables		2,739		2,727

	₹	4,186	₹	4,188
Non-Financial asset
Prepaid expenses including rentals for leasehold land	₹	7,602	₹	7,345
Others		4,468		5,014
Assets reclassified as held for sale		(530)		—

	₹	11,540	₹	12,359

Other non-current assets	₹	15,726	₹	16,547

Current
Financial asset
Security deposits	₹	1,238	₹	1,053
Other deposits		59		52
Due from officers and employees		697		642
Finance lease receivables		2,271		1,995
Others		3,164		2,655

	₹	7,429	₹	6,397
Non-Financial asset
Prepaid expenses	₹	14,407	₹	12,229
Due from officers and employees		1,175		1,147
Advance to suppliers		1,819		1,826
Deferred contract costs		3,211		379
Balance with excise, customs and other authorities		3,886		4,373
Others		50		64
Assets reclassified as held for sale		(1,381)		—

	₹	23,167	₹	20,018

Other current assets	₹	30,596	₹	26,415

Total	₹	46,322	₹	42,962

11. Loans and borrowings

A summary of loans and borrowings is as follows:

	As at
	March 31, 2018		June 30, 2018
Borrowings from banks	₹	119,689	₹	113,016
Bank overdrafts		3,999		467
External commercial borrowings		9,777		—
Obligations under finance leases		5,442		3,482
Loans from institutions other than bank		821		763
Liabilities directly associated with assets held for sale		(1,469)		—

	₹	138,259	₹	117,728

Non-current		45,268		47,060
Current		92,991		70,668

12. Other liabilities and provisions

	As at
	March 31, 2018		June 30, 2018
Other liabilities
Non-current
Financial liabilities
Deposits and others	₹	7	₹	—

	₹	7	₹	—
Non-Financial liabilities
Employee benefits obligations	₹	1,791	₹	1,641
Others		2,440		2,438
Liabilities directly associated with assets held for sale		(8)		—

	₹	4,223	₹	4,079

Other non-current liabilities	₹	4,230	₹	4,079

Current
Financial liabilities
Deposits and others	₹	1,050	₹	887

	₹	1,050	₹	887
Non-Financial liabilities
Statutory and other liabilities	₹	4,263	₹	3,904
Employee benefits obligations		8,537		9,071
Advance from customers		1,901		1,606
Others		1,139		1,107
Liabilities directly associated with assets held for sale		(277)		—

	₹	15,563	₹	15,688

Other current liabilities	₹	16,613	₹	16,575

Total	₹	20,843	₹	20,654

	As at
	March 31, 2018		June 30, 2018
Provisions
Non-current
Provision for warranty	₹	3	₹	2

	₹	3	₹	2
Current
Provision for warranty	₹	290	₹	282
Others		506		490

	₹	796	₹	772

	₹	799	₹	774

Provision for warranty represents cost associated with providing sales support services which are accrued at the time of recognition of revenues and are expected to be utilized over a period of 1 to 2 years. Other provisions primarily include provisions for indirect tax related contingencies and litigations. The timing of cash outflows in respect of such provision cannot be reasonably determined.

13. Financial instruments

Derivative assets and liabilities:

The Company is exposed to foreign currency fluctuations on foreign currency assets / liabilities, forecasted cash flows denominated in foreign currency and net investment in foreign operations. The Company follows established risk management policies, including the use of derivatives to hedge foreign currency assets / liabilities, foreign currency forecasted cash flows and net investment in foreign operations. The counter parties in these derivative instruments are primarily banks and the Company considers the risks of non-performance by the counterparty as non-material.

The following table presents the aggregate contracted principal amounts of the Company’s derivative contracts outstanding:

							(in millions)
	As at
	March 31, 2018				June 30, 2018
	Notional		Fair value		Notional		Fair value
Designated derivatives instruments
Sell : Forward contracts	USD	904	₹	951	USD	674	₹	(1,258)
		€134	₹	(531)		€69	₹	106
		£147	₹	(667)		£94	₹	47
	AUD	77	₹	29	AUD	60	₹	69

Range forward options contracts	USD	182	₹	5	USD	503	₹	(680)
		£13	₹	5		£53	₹	132
		€10	₹	2		€80	₹	157
	AUD	—		—	AUD	30	₹	8
Interest rate swaps	USD	75	₹	(7)	USD	75	₹	11

Non-designated derivatives instruments
Sell : Forward contracts	USD	939	₹	(360)	USD	1,076	₹	(448)
		€58	₹	6		€73	₹	35
		£95	₹	(56)		£104	₹	269
	AUD	77	₹	68	AUD	87	₹	36
	SGD	6	₹	(1)	SGD	11	₹	9
	ZAR	132	₹	(16)	ZAR	92	₹	45
	CAD	14	₹	32	CAD	19	₹	27
	SAR	62		^	SAR	80		(2)
	AED	8		^	AED	12		^
	PLN	36	₹	12	PLN	45	₹	62
	CHF	6	₹	3	CHF	14	₹	4
	QAR	11	₹	(3)	QAR	30	₹	(11)
	TRY	10	₹	8	TRY	18	₹	23
	MXN	61	₹	(6)	MXN	54	₹	6
	NOK	34	₹	3	NOK	29	₹	5
	OMR	3	₹	(1)	OMR	2	₹	(1)
	SEK	—		—	SEK	29		12

Range forward options contracts	USD	50	₹	(6)	USD	119	₹	(31)
		£20	₹	(2)		£—		—

Buy : Forward contracts	USD	575	₹	(417)	USD	594	₹	1,205
	JPY	399	₹	6	JPY	371	₹	(4)
	DKK	9	₹	(1)	DKK	47	₹	(26)

			₹	(944)			₹	(193)

^	Value is less than ₹1.

The following table summarizes activity in the cash flow hedging reserve within equity related to all derivative instruments classified as cash flow hedges:

	Three months ended June 30,
	2017		2018
Balance as at the beginning of the period	₹	7,325	₹	(143)
Deferred cancellation gain/ (loss), net		1		(15)
Changes in fair value of effective portion of derivatives		(107)		(1,618)
Net gain/(loss) reclassified to interim condensed consolidated statement of income on occurrence of hedged transactions		(2,853)		436

Gain/(loss) on cash flow hedging derivatives, net	₹	(2,959)	₹	(1,197)

Balance as at the end of the period		4,366		(1,340)
Deferred tax thereon		(543)		268

Balance as at the end of the period, net of deferred tax	₹	3,823	₹	(1,072)

As at March 31, 2018, June 30, 2017 and 2018, there were no significant gains or losses on derivative transactions or portions thereof that have become ineffective as hedges, or associated with an underlying exposure that did not occur.

14. Fair value

Financial assets and liabilities include cash and cash equivalents, trade receivables, unbilled revenues, finance lease receivables, employee and other advances and eligible current and non-current assets, long and short-term loans and borrowings, finance lease payables, bank overdrafts, trade payable, eligible current liabilities and non-current liabilities.

The fair value of cash and cash equivalents, trade receivables, unbilled revenues, borrowings, trade payables, other current financial assets and liabilities approximate their carrying amount largely due to the short-term nature of these instruments. The Company’s long-term debt has been contracted at market rates of interest. Accordingly, the carrying value of such long-term debt approximates fair value. Further, finance lease receivables that are overdue are periodically evaluated based on individual credit worthiness of customers. Based on this evaluation, the Company records allowance for estimated losses on these receivables. As at March 31, 2018 and June 30, 2018, the carrying value of such receivables, net of allowances approximates the fair value.

Investments in liquid and short-term mutual funds, which are classified as FVTPL are measured using net asset values at the reporting date multiplied by the quantity held. Fair value of investments in commercial papers, certificate of deposits and bonds classified as FVTOCI is determined based on the indicative quotes of price and yields prevailing in the market at the reporting date. Fair value of investments in equity instruments classified as FVTOCI is determined using market and income approaches.

The fair value of derivative financial instruments is determined based on observable market inputs including currency spot and forward rates, yield curves, currency volatility etc.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

Level 1 – Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 – Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 – Inputs for the assets or liabilities that are not based on observable market data (unobservable inputs).

The following table presents fair value of hierarchy of assets and liabilities measured at fair value on a recurring basis:

	As at March 31, 2018				As at June 30, 2018
Particular	Fair value measurements at reporting date				Fair value measurements at reporting date
	Total	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3
Assets
Derivative instruments:
Cash flow hedges	1,139	—	1,139	—	1,221	—	1,221	—
Others	134	—	134	—	1,873	—	1,873	—
Investments:
Investment in liquid and short-term mutual funds	46,438	46,438	—	—	47,775	47,775	—	—
Investment in equity instruments	5,685	—	—	5,685	7,992		—	7,992
Commercial paper, Certificate of deposits and bonds	176,234	1,951	174,283	—	182,251	1,863	180,388	—

Liabilities
Derivative instruments:
Cash flow hedges	(1,276)	—	(1,276)	—	(2,569)	—	(2,569)	—
Others	(941)	—	(941)	—	(718)	—	(718)	—

The following methods and assumptions were used to estimate the fair value of the level 2 financial instruments included in the above table.

Derivative instruments (assets and liabilities): The Company enters into derivative financial instruments with various counter-parties, primarily banks with investment grade credit ratings. Derivatives valued using valuation techniques with market observable inputs are mainly interest rate swaps, foreign exchange forward contracts and foreign exchange option contracts. The most frequently applied valuation techniques include forward pricing, swap models and Black Scholes models (for option valuation), using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, interest rate curves and forward rate curves of the underlying. As at June 30, 2018, the changes in counterparty credit risk had no material effect on the hedge effectiveness assessment for derivatives designated in hedge relationships and other financial instruments recognized at fair value.

Investment in commercial papers, certificate of deposits and bonds: Fair value of these instruments is derived based on the indicative quotes of price and yields prevailing in the market as at reporting date.

Details of assets and liabilities considered under Level 3 classification

	Investment in equity instruments		Derivative Assets - others		Liabilities - Contingent consideration
Balance as at April 1, 2017	₹	5,303	₹	426	₹	(339)
Additions		1,851		—		—
Payouts		—		—		164
Transferred to investment in equity accounted investee		(357)		—		—
Gain/loss recognized in interim condensed consolidated statement of income		—		(426)		167
Gain/loss recognized in foreign currency translation reserve		53		—		(32)
Gain/loss recognized in other comprehensive income		(1,165)		—		—
Finance expense recognized in interim condensed consolidated statement of income		—		—		40

Balance as at March 31, 2018	₹	5,685	₹	—	₹	—

Balance as at April 1, 2018	₹	5,685		—		—
Additions		1,945		—		—
Gain/loss recognized in foreign currency translation reserve		201		—		—
Gain/loss recognized in other comprehensive income		161		—		—

Balance as at June 30, 2018	₹	7,992		—	₹	—

15. Foreign currency translation reserve

The movement in foreign currency translation reserve attractable to equity holder of the Company is summarized below:

	Three months ended June 30,
	2017		2018
Balance at the beginning of the period	₹	13,107	₹	16,618

Translation difference related to foreign operations, net		669		3,023
Reclassification of foreign currency translation differences to profit and loss on sale of hosted data center services business		—		(4,131)
Change in effective portion of hedges of net investment in foreign operations		41		(287)

Total change during the period		710		(1,395)

Balance at the end of the period	₹	13,817	₹	15,223

16. Income taxes

Income tax expenses has been allocated as follows:

	Three months ended June 30,
	2017		2018
Income tax expense as per the interim condensed consolidated statement of income	₹	5,994	₹	5,865
Income tax included in Other comprehensive income on:
Unrealized gains/ (losses) on investment securities		211		(405)
Gains/(losses) on cash flow hedging derivatives		(876)		(238)
Defined benefit plan actuarial gains/(losses)		168		90

	₹	5,497	₹	5,312

Income tax expenses consists of the following:

	Three months ended June 30,
	2017		2018
Current taxes
Domestic	₹	4,115	₹	4,234
Foreign		1,275		1,724

		5,390		5,958
Deferred taxes
Domestic		806		(243)
Foreign		(202)		150

		604		(93)

	₹	5,994	₹	5,865

Income tax expenses are net of reversal of provisions pertaining to earlier periods, amounting to ₹ 486 and ₹ (317) for the period ended June 30, 2017 and 2018, respectively.

17. Revenue

	Three months ended June 30,
	2017		2018
Rendering of services	₹	129,199	135,567
Sales of products		7,062	4,210

	₹	136,261	139,777

18. Expenses by nature

	Three months ended June 30,
	2017		2018
Employee compensation	₹	67,442	₹	72,042
Sub-contracting/ technical fees		20,247		22,443
Cost of hardware and software		6,790		4,227
Travel		4,366		4,445
Facility expenses		5,013		5,834
Depreciation, amortization and impairment		4,943		4,337
Communication		1,324		1,320
Legal and professional fees		1,101		1,171
Rates, taxes and insurance		484		413
Marketing and brand building		794		709
Lifetime expected credit loss and provision for deferred contract cost		526		1,139
Miscellaneous expenses		1,491		1,691

Total cost of revenues, selling and marketing expenses and general and administrative expenses	₹	114,521	₹	119,771

19. Finance expense

	Three months ended June 30,
	2017		2018
Interest expense	₹	823	₹	1,209
Exchange fluctuation on foreign currency borrowings, net		778		440

	₹	1,601	₹	1,649

20. Finance and other income and Foreign exchange gains/(losses), net

	Three months ended June 30,
	2017		2018
Interest income	₹	4,508	₹	4,456
Dividend income		171		91
Net gain from investments classified as FVTPL		845		563
Net gain from investments classified as FVOCI		803		87

Finance and other income	₹	6,327	₹	5,197

Foreign exchange gains/(losses), net on financial instruments measured at FVTPL	₹	160	₹	(963)
Other Foreign exchange gains/(losses), net		193		1,734

Foreign exchange gains/(losses), net	₹	353	₹	771

	₹	6,680	₹	5,968

21. Earnings per equity share

A reconciliation of profit for the period and equity shares used in the computation of basic and diluted earnings per equity share is set out below:

Basic: Basic earnings per share is calculated by dividing the profit attributable to equity shareholders of the Company by the weighted average number of equity shares outstanding during the period, excluding equity shares purchased by the Company and held as treasury shares.

	Three months ended June 30,
	2017		2018
Profit attributable to equity holders of the Company	₹	20,765	₹	21,206
Weight average number of equity shares outstanding		4,845,115,238		4,503,615,899

Basic earnings per share	₹	4.29	₹	4.71

Diluted: Diluted earnings per share is calculated by adjusting the weighted average number of equity shares outstanding during the period for assumed conversion of all dilutive potential equity shares. Employee share options are dilutive potential equity shares for the Company.

The calculation is performed in respect of share options to determine the number of shares that could have been acquired at fair value (determined as the average market price of the Company’s shares during the period). The number of shares calculated as above is compared with the number of shares that would have been issued assuming the exercise of the share options.

	Three months ended June 30,
	2017		2018
Profit attributable to equity holders of the Company	₹	20,765	₹	21,206
Weight average number of equity shares outstanding		4,845,115,238		4,503,615,899
Effect of dilutive equivalent share options		5,955,705		8,178,318

Weight average number of equity shares for diluted earnings per share		4,851,070,943		4,511,794,217

Diluted earnings per share	₹	4.28	₹	4.70

22. Employee benefits

a) Employee costs includes

	Three months ended June 30,
	2017		2018
Salaries and bonus	₹	65,057	₹	69,432
Employee benefits plans
Gratuity and other defined benefit plans		313		327
Defined contribution plans		1,818		1,840
Share based compensation		254		443

	₹	67,442	₹	72,042

The employee benefit cost is recognized in the following line items in the interim condensed consolidated statement of income:

	Three months ended June 30,
	2017		2018
Cost of revenues	₹	56,678	₹	60,173
Selling and marketing expenses		7,018		7,653
General and administrative expenses		3,746		4,216

	₹	67,442	₹	72,042

The Company has granted Nil options under RSU option plan during the three months ended June 30, 2018, (15,000 for the three months ended June 30, 2017); 50,000 options under ADS option plan during the three months ended June 30, 2018, (85,000 for three months ended June 30, 2017).

The RSU grants were issued under Wipro Employee Restricted Stock Unit plan 2007 (WSRUP 2007 plan) and the ADS grants were issued under Wipro ADS Restricted Stock Unit Plan (WARSUP 2004 plan).

23. Commitments and contingencies

Capital commitments: As at March 31, 2018 and June 30, 2018 the Company had committed to spend approximately ₹13,091 and ₹16,790 respectively, under agreements to purchase/ construct property and equipment. These amounts are net of capital advances paid in respect of these purchases.

Guarantees: As at March 31, 2018 and June 30, 2018, performance and financial guarantees provided by banks on behalf of the Company to the Indian Government, customers and certain other agencies amount to approximately ₹21,546 and ₹21,712 respectively, as part of the bank line of credit.

Contingencies and lawsuits: The Company is subject to legal proceedings and claims (including tax assessment orders/ penalty notices) which have arisen in the ordinary course of its business. Some of the claims involve complex issues and it is not possible to make a reasonable estimate of the expected financial effect, if any, that will result from ultimate resolution of such proceedings. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company. The significant of such matters are discussed below.

In March 2004, the Company received a tax demand for year ended March 31, 2001 arising primarily on account of denial of deduction under section 10A of the Income Tax Act, 1961 (Act) in respect of profit earned by the Company’s undertaking in Software Technology Park at Bangalore. The same issue was repeated in the successive assessments for the years ended March 31, 2002 to March 31, 2011 and the aggregate demand is ₹47,583 (including interest of ₹13,832). The appeals filed against the said demand before the Appellate authorities have been allowed in favor of the Company by the second appellate authority for the years up to March 31, 2008. Further appeals have been filed by the Income tax authorities before the Hon’ble High Court. The Hon’ble High Court has heard and disposed-off majority of the issues in favor of the Company up to years ended March 31, 2004. Department has filed a Special Leave Petition (SLP) before the Supreme Court of India for the year ended March 31, 2001 to March 31, 2004.

On similar issues for years up to March 31, 2000, the Hon’ble High Court of Karnataka has upheld the claim of the Company under section 10A of the Act. For the year ended March 31, 2009, the appeals are pending before Income Tax Appellate Tribunal (Tribunal). For years ended March 31, 2010 and March 31, 2011, the Dispute Resolution Panel (DRP) allowed the claim of the Company under section 10A of the Act. The Income tax authorities have filed an appeal before the Tribunal.

The Company received the draft assessment order for the year ended March 31, 2012, in March 2016 with a proposed demand of ₹4,241 (including interest of ₹1,376). Based on the DRP’s direction, allowing majority of the issues in favor of the Company, the assessing officer has passed the final order with ₹ Nil demand. However, on similar issue for earlier years, the Income Tax authorities have appealed before the Tribunal.

For year ended March 31, 2013, the Company received the final assessment order in November 2017 with a proposed demand of ₹3,286 (including interest of ₹1,166), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed an appeal before Hon’ble ITAT, Bengaluru within the prescribed timelines.

For year ended March 31, 2014, the Company received the draft assessment order in January 2018 with a proposed demand of ₹8,701 (including interest of ₹2,700), arising primarily on account of section 10AA issues with respect to exclusion from Export Turnover. The Company has filed the appeal before DRP.

Income tax demands against the Company amounting to ₹101,440 and ₹102,646 are not acknowledged as debt as at March 31, 2018 and June 30, 2018, respectively. These matters are pending before various Appellate Authorities and the management expects its position will likely be upheld on ultimate resolution and will not have a material adverse effect on the Company’s financial position and results of operations.

The contingent liability in respect of disputed demands for excise duty, custom duty, sales tax and other matters amounts to ₹7,745 and ₹8,210 as of March 31, 2018 and June 30, 2018. However, the resolution of these legal proceedings is not likely to have a material and adverse effect on the results of operations or the financial position of the Company.

In December 2017, National Grid filed a legal claim against the Company in U.S.District Court of the Eastern District of New York seeking damages amounting to $140 (₹9,584) plus additional costs related to an ERP implementation project that was completed in 2014. The Company expects to defend itself against the claim and believes that the claim will not sustain.

24. Segment information

The Company is organized by the following operating segments: IT Services and IT Products.

IT Services: The IT Services segment primarily consists of IT Service offerings to customers organized by industry verticals. Effective April 1, 2018, consequent to change in organization structure, the Company reorganized its industry verticals. The Manufacturing (MFG) and Technology Business unit (TECH) are split from the former Manufacturing & Technology (MNT) business unit.

The revised industry verticals are as follows: Banking, Financial Services and Insurance (BFSI), Health Business unit (Health BU) previously known as Health Care and Life Sciences Business unit (HLS), Consumer Business unit (CBU), Energy, Natural Resources & Utilities (ENU), Manufacturing (MFG), Technology (TECH) and Communications (COMM). IT Services segment also includes Others which comprises dividend income relating to strategic investments, which are presented within “Finance and other Income” in the interim condensed consolidated statement of income. Key service offerings to customers includes software application development and maintenance, research and development services for hardware and software design, business application services, analytics, consulting, infrastructure outsourcing services and business process services.

Comparative information has been restated to give effect to the above changes.

IT Products: The Company is a value added reseller of desktops, servers, notebooks, storage products, networking solutions and packaged software for leading international brands. In certain total outsourcing contracts of the IT Services segment, the Company delivers hardware, software products and other related deliverables. Revenue relating to the above items is reported as revenue from the sale of IT Products.

The Chairman and Managing Director of the Company has been identified as the Chief Operating Decision Maker (CODM) as defined by IFRS 8, “Operating Segments.” The Chairman of the Company evaluates the segments based on their revenue growth and operating income.

Assets and liabilities used in the Company’s business are not identified to any of the operating segments, as these are used interchangeably between segments. Management believes that it is currently not practicable to provide segment disclosures relating to total assets and liabilities since a meaningful segregation of the available data is onerous.

Information on reportable segment for the period ended June 30, 2017 is as follows:

	IT Services								IT Products	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	34,934	19,150	20,535	17,464	17,664	11,678	8,831	130,256	6,343	15	136,614
Segment Result	5,441	2,734	2,934	3,651	3,481	1,694	1,449	21,384	31	146	21,561
Unallocated								532	—	—	532

Segment Result Total								21,916	31	146	22,093
Finance expense											(1,601)
Finance and other income											6,327
Share of profit/ (loss) of equity accounted investee											(1)
Profit before tax											26,818
Income tax expense											(5,994)

Profit for the period											20,824

Depreciation and amortization											4,943

Information on reportable segment for the period ended June 30, 2018 is as follows:

	IT Services								IT Products	Reconciling Items	Total
	BFSI	Health BU	CBU	ENU	TECH	MFG	COMM	Total
Revenue	41,054	18,209	21,987	17,205	19,504	11,304	7,740	137,003	3,532	13	140,548
Other operating income	—	—	—	—	—	—	—	2,529	—	—	2,529
Segment Result	7,149	2,070	2,615	2,690	4,064	1,402	754	20,744	(740)	78	20,082
Unallocated								695	—	—	695

Segment Result Total								23,968	(740)	78	23,306
Finance expense											(1,649)
Finance and other income											5,197
Share of profit/ (loss) of equity accounted investee											(53)

Profit before tax											26,801
Income tax expense											(5,865)

Profit for the period											20,936

Depreciation and amortization											4,337

The Company has four geographic segments: India, Americas, Europe and Rest of the world. Revenues from the geographic segments based on domicile of the customer are as follows:

	Three months ended June 30,
	2017		2018
India	₹	12,512	₹	8,704
Americas*		71,423		76,053
Europe		32,743		35,905
Rest of the world		19,936		19,886

	₹	136,614	₹	140,548

*	Substantially related to operations in the United States of America.

No customer individually accounted for more than 10% of the revenues during the period ended June 30, 2017 and 2018.

Management believes that it is currently not practicable to provide disclosure of geographical location wise assets, since the meaningful segregation of the available information is onerous.

Notes:

a)	“Reconciling items” includes elimination of inter-segment transactions and other corporate activities.
b)	Revenue from sale of traded cloud based licenses is reported as part of IT Services revenues.
c)	For the purpose of segment reporting, the Company has included the impact of “foreign exchange gains / (losses), net” in revenues (which is reported as a part of operating profit in the interim condensed consolidated statement of income).
d)	For evaluating performance of the individual operating segments, stock compensation expense is allocated on the basis of straight line amortization. The differential impact of accelerated amortization of stock compensation expense over stock compensation expense allocated to the individual operating segments is reported in reconciling items.
e)	The Company generally offers multi-year payment terms in certain total outsourcing contracts. These payment terms primarily relate to IT hardware, software and certain transformation services in outsourcing contracts. The finance income on deferred consideration earned under these contracts is included in the revenue of the respective segment and is eliminated under reconciling items.
f)	Net gain from the sale of hosted data center services business and disposal of Wipro Airport IT Services Limited, amounting to ₹ 2,529, is included as part of IT services segment result for three months ended June 30, 2018.

25. List of subsidiaries and equity accounted investees as at June 30, 2018 is provided below:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro LLC			USA
	Wipro Gallagher Solutions, LLC.		USA

		Opus Capital Markets Consultants LLC	USA
		Wipro Promax Analytics Solutions Americas LLC	USA

	Infocrossing, LLC.		USA
	Wipro Insurance Solutions LLC Wipro IT Services, LLC.		USA USA

		HealthPlan Services Insurance Agency, LLC. HealthPlan Services, Inc. Appirio, Inc. (A)	USA USA USA
		Cooper Software, LLC.	USA
Wipro Overseas IT Services Pvt. Ltd			India

Wipro Japan KK			Japan

Wipro Shanghai Limited			China

Wipro Trademarks Holding Limited			India

Wipro Travel Services Limited			India

Wipro Holdings (UK) Limited			U.K.

	Wipro Digital Aps		Denmark
		Designit A/S (A)	Denmark

	Wipro Europe Limited		U.K.
		Wipro UK Limited	U.K.

	Wipro Financial Services UK Limited		U.K.
Wipro Information Technology Austria GmbH			Austria
Wipro Technologies Austria GmbH NewLogic Technologies SARL			Austria France

Wipro Cyprus Public Limited			Cyprus

	Wipro Doha LLC #		Qatar
	Wipro Technologies SA DE CV		Mexico
	Wipro Philippines, Inc.		Philippines
	Wipro Holdings Hungary Korlátolt Felelősségű Társaság		Hungary

		Wipro Holdings Investment Korlátolt Felelősségű Társaság	Hungary

	Wipro Technologies SA		Argentina
	Wipro Information Technology Egypt SAE		Egypt

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
	Wipro Arabia Co. Limited *		Saudi Arabia

		Women’s Business Park Technologies Limited *	Saudi Arabia

	Wipro Poland SP. Z.O.O		Poland
	Wipro IT Services Poland SP. Z.O.O		Poland
	Wipro Technologies Australia Pty Ltd		Australia
	Wipro Corporate Technologies Ghana Limited Wipro Technologies South Africa (Proprietary) Limited		Ghana South Africa Nigeria

Wipro Technologies Nigeria Limited

	Wipro IT Service Ukraine LLC Wipro Information Technology Netherlands BV.		Ukraine Netherlands

		Wipro Portugal S.A.(A)	Portugal
		Limited Liability Company Wipro Technologies Limited	Russia
		Wipro Technology Chile SPA	Chile
		Wipro Solutions Canada Limited	Canada
		Wipro Information Technology Kazakhstan LLP	Kazakhstan
		Wipro Technologies W.T. Sociedad Anonima	Costa Rica
		Wipro Outsourcing Services (Ireland) Limited	Ireland
		Wipro Technologies VZ, C.A.	Venezuela
		Wipro Technologies Peru S.A.C Wipro do Brasil Servicos de Tecnologia S.A. Wipro do Brasil Technologia Ltda (A)	Peru Brazil Brazil

	Wipro Technologies SRL		Romania
	PT WT Indonesia		Indonesia
	Wipro (Thailand) Co Limited		Thailand
	Wipro Bahrain Limited WLL		Bahrain
	Wipro Gulf LLC		Sultanate of Oman

	Rainbow Software LLC		Iraq
	Cellent GmbH		Germany

		Cellent Mittelstandsberatung GmbH	Germany
		Cellent Gmbh (A)	Austria

Wipro Networks Pte Limited			Singapore
	Wipro (Dalian) Limited		China
	Wipro Technologies SDN BHD		Malaysia

Wipro Chengdu Limited			China

Appirio India Cloud Solutions Private Limited			India

Wipro IT Services Bangladesh Limited			Bangladesh

*	All the above direct subsidiaries are 100% held by the Company except that the Company holds 66.67% of the equity securities of Wipro Arabia Co. Limited and 55% of the equity securities of Women’s Business Park Technologies Limited are held by Wipro Arabia Co. Limited.
#	51% of equity securities of Wipro Doha LLC are held by a local shareholder. However, the beneficial interest in these holdings is with the Company.

The Company controls ‘The Wipro SA Broad Based Ownership Scheme Trust’, ‘Wipro SA Broad Based Ownership Scheme SPV (RF) (PTY) LTD incorporated in South Africa.

(A)	Step Subsidiary details of Wipro Portugal S.A, Wipro do Brasil Technologia Ltda , Digital A/s, Cellent GmbH, and Appirio, Inc. are as follows:

Subsidiaries	Subsidiaries	Subsidiaries	Country of Incorporation
Wipro Portugal S.A.			Portugal
	Wipro Technologies Gmbh		Germany

Wipro do Brasil Technologia Ltda	Wipro Do Brasil Sistemetas De Informatica Ltd		Brazil Brazil
Designit A/S			Denmark

	Designit Denmark A/S		Denmark
	Designit Germany GmbH		Germany
	Designit Oslo A/S		Norway
	Designit Sweden AB		Sweden
	Designit T.L.V Ltd.		Israel
	Designit Tokyo Lt.d		Japan
	Denextep Spain Digital, S.L		Spain

		Designit Colombia S A S Designit Peru SAC	Colombia Peru
Cellent GmbH	Frontworx Informations technologie GmbH		Austria Austria
Appirio, Inc.	Appirio, K.K Topcoder, LLC. Appirio Ltd		USA Japan USA Ireland

		Appirio GmbH Appirio Ltd (UK)	Germany U.K.

	Appirio Singapore Pte Ltd		Singapore

As at June 30, 2018, the Company held 43.7% interest in Drivestream Inc, 33% interest in Demin Group Limited and 33.3% in Demin Group Management, LLC, accounted for using the equity method.

The list of controlled trusts are:

Name of entity	Country of incorporation
Wipro Equity Reward Trust	India
Wipro Inc. Benefit Trust	India
Wipro Foundation	India

26. Bank balance

Name of Bank	In Current Account	In Deposit Account	Total
Citi Bank	35,440	1,737	37,177
HSBC	6,185	2,315	8,500
ANZ Bank	326	4,274	4,600
Yes Bank	2	3,766	3,768
HDFC Bank	133	3,140	3,273
IndusInd Bank	—	2,800	2,800
Wells Fargo Bank	2,790	—	2,790
Saudi British Bank	416	1,095	1,511
BNP Paribas	1,359	—	1,359
Axis Bank	2	1,051	1,053
ICICI Bank	23	644	667
Standard Chartered Bank	519	—	519
Silicon Valley Bank	427	—	427
Indian Overseas Bank	1	311	312
Bank of Montreal	202	—	202
Unicredit Bank Austria AG	185	—	185
Kreissparkasse	140	—	140
RABO Bank	80	—	80
State Bank of India	67	—	67
National Westminster Bank	51	—	51
Funds in Transit	395	—	395
Other	762	47	809

Total	49,505	21,180	70,685

27. Other operating income

Sale of hosted data center services business: During the three months ended June 30, 2018, the Company has concluded the divestment of its hosted data center services business in United States, Germany, Singapore and United Kingdom.

The calculation of the gain on sale is shown below:

Particulars	Total
Cash considerations (net of disposal costs ₹660)	₹	24,668
Less: Carrying amount of net assets disposed (including goodwill of ₹13,009)		(26,257)
Add: Reclassification of exchange difference on foreign currency translation		4,131

Gain on Sale	₹	2,542

In accordance with the sale agreement, the Company paid ₹3,766, to subscribe for units issued by the buyer and received cash consideration of ₹27,360. Units amounting to ₹2,032 are callable by the buyer if certain business targets committed by the Company are not met over a period of three years. The fair value of these callable units is estimated to be insignificant as at reporting date. Consequently, the sale consideration accounted represents cash proceeds of ₹23,594 and units amounting to ₹1,734 units issued by the buyer.

The transfer of certain India data center assets and employees are conditional upon obtaining regulatory approval which is expected to be completed by September 30, 2018.

Loss of control in subsidiary: During the three months ended June 30, 2018, the Company has reduced its equity holding from 74% to 11% in Wipro Airport IT Services Limited. The loss/ gain on this transaction is insignificant.

28. Events after the reporting period

As part of a strategic partnership, on July 19, 2018, Wipro Limited entered into an agreement to takeover Alight HR Services India Private Limited, Alight’s captive operations in India. The consummation of the transaction is subject to receipt of regulatory approvals and customary closing conditions, and is expected to be completed by September 30, 2018.

The accompanying notes form an integral part of these interim condensed consolidated financial statements

As per our report of even date attached	For and on behalf of the Board of Directors

for Deloitte Haskins & Sells LLP	Azim H Premji	N Vaghul	Abidali Neemuchwala
Chartered Accountants	Executive Chairman	Director	Chief Executive Officer
Firm’s Registration No: 117366W/W-100018	& Managing Director		& Executive Director

Vikas Bagaria	Jatin Pravinchandra Dalal	M Sanaulla Khan
Partner	Chief Financial Officer	Company Secretary
Membership No. 60408
Bangalore
July 20, 2018